     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON July 30, 1999

                                                           REGISTRATION NO. 333-

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                      ADELPHIA COMMUNICATIONS CORPORATION
             (Exact name of registrant as specified in its charter)

            DELAWARE                                     4841                            23-2417713

(State or other jurisdiction of               (Primary Standard Industrial    (I.R.S. Employer Identification No.)
 incorporation or organization)                Classification Code Number)

                              MAIN AT WATER STREET
                        COUDERSPORT, PENNSYLVANIA  16915
                                 (814) 274-9830
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             COLIN HIGGIN, ESQUIRE
                             DEPUTY GENERAL COUNSEL
                      ADELPHIA COMMUNICATIONS CORPORATION
                              MAIN AT WATER STREET
                        COUDERSPORT, PENNSYLVANIA  16915
                                 (814) 274-9830
      (Name, address, including zip code, and telephone number, including area code, of agent for service)

                PLEASE ADDRESS A COPY OF ALL COMMUNICATIONS TO:

                       CARL E. ROTHENBERGER, JR., ESQUIRE
                  BUCHANAN INGERSOLL PROFESSIONAL CORPORATION
                          21ST FLOOR, 301 GRANT STREET
                        PITTSBURGH, PENNSYLVANIA  15219
                                 (412) 562-8826

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

==================================================================================================================================
                                                                             Proposed           Proposed
                                                                              maximum           maximum
                Title of each class of                     Amount to      offering price       aggregate          Amount of
             securities to be registered                 be registered     per share (1)   offering price (1)  registration fee
-------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock, par value $.01 per share          1,852,302 shares         $59.625     $110,443,506.75            $30,704
===============================================================================================================================

(1) Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended. The maximum price per share information is based on the average of the high and the low sale prices of Adelphia Communications Corporation Class A Common Stock, $.01 par value per share, reported on the Nasdaq National Market System on July 26, 1999.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

1,852,302 shares                                         Subject to Completion
ADELPHIA COMMUNICATIONS CORPORATION                        Dated July 30, 1999
Class A common stock

The stockholders of Adelphia Communications Corporation as described under the caption "Selling Stockholders" on page 21 of this prospectus are offering and selling up to 1,852,302 shares of Adelphia's Class A common stock under this prospectus.

The Class A common stock is listed on The Nasdaq National Market. The Class A common stock's ticker symbol is "ADLAC." On July 29, 1999, the closing sale price on The Nasdaq National Market of a single share of the Class A common stock was $60 1/2.

Our common stock also includes Class B common stock. The rights of holders of the Class A common stock and Class B common stock differ with respect to certain aspects of dividends, liquidations and voting. The Class A common stock has preferential rights with respect to cash dividends and distributions upon the liquidation of Adelphia. Holders of Class B common stock are entitled to greater voting rights than the holders of Class A common stock; however, the holders of Class A common stock, voting as a separate class, are entitled to elect one of Adelphia's directors.

You should carefully review "Risk Factors" beginning on page 3 for a discussion of things you should consider when investing in our Class A common stock.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

             The date of this prospectus is __________ ____, 1999.

   The information in the prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell securities and is not soliciting an offer to buy these securities in any state where the offer is prohibited.

                               TABLE OF CONTENTS
                               -----------------

ADELPHIA....................................................................1

RISK FACTORS................................................................3

DILUTION...................................................................21

SELLING STOCKHOLDERS.......................................................21

USE OF PROCEEDS............................................................22

PLAN OF DISTRIBUTION.......................................................22

WHERE YOU CAN FIND MORE INFORMATION........................................24

EXPERTS....................................................................25

                                    ADELPHIA

   Adelphia is a leader in the telecommunications industry with cable television and local telephone operations. Our operations consist of providing telecommunications services primarily over our networks, which are commonly referred to as broadband networks because they can transmit large quantities of voice, video and data by way of digital or analog signals. As of March 31, 1999, we owned or managed cable television systems with broadband networks that passed in front of 3,357,400 homes and served 2,380,409 basic subscribers. John
J. Rigas, the Chairman, President, Chief Executive Officer and founder of Adelphia, has owned and operated cable television systems since 1952.

   We own cable systems in twelve states which are organized into seven regional clusters: Western New York, Virginia, Western Pennsylvania, New England, Eastern Pennsylvania, Ohio and New Jersey. These systems are located primarily in suburban areas of large and medium-sized cities within the 50 largest television markets. As of March 31, 1999, the broadband networks for these systems passed in front of 2,230,257 homes and served 1,595,536 basic subscribers.

   We also provide management and consulting services to other partnerships and corporations engaged in the ownership and operation of cable television systems. John J. Rigas and members of his immediate family, including entities they own or control, have substantial ownership interests in these partnerships and corporations. As of March 31, 1999, the broadband networks for cable systems owned by these Rigas family partnerships and corporations passed in front of 178,021 homes and served 134,015 basic subscribers.

   We also own a 50% voting interest and nonvoting preferred limited partnership interests in Olympus Communications, L.P. Olympus is a joint venture limited partnership that operates a large cable system in Florida. As of March 31, 1999, the broadband networks for this system passed in front of 949,122 homes and served 650,858 basic subscribers.

   Through our subsidiary, Hyperion Telecommunications, Inc., we own and operate a large competitive local exchange carrier in the eastern United States. This means that Hyperion provides its customers with alternatives to the incumbent local telephone company for local telephone and telecommunications services. Hyperion's telephone operations are referred to as being facilities based, which means it generally owns the local telecommunications networks and facilities it uses to deliver these services, rather than leasing or renting the use of another party's networks to do so. As of March 31, 1999, Hyperion managed and operated telecommunications networks serving 39 metropolitan statistical areas. Hyperion's Class A common stock is listed on The Nasdaq National Market under the symbol "HYPT."

   Our executive offices are located at Main at Water Street, Coudersport, Pennsylvania 16915, and our telephone number is (814) 274-9830.

Recent Developments

  On July 1, 1999, Adelphia and Hyperion announced their decision to further combine the efforts of both companies and that Hyperion was changing the name under which it will be doing business to Adelphia Business Solutions. With this decision, Hyperion will align the strengths of both organizations and develop a single brand in the communications marketplace. The announcement also stated that Hyperion will continue to report its financial results as Hyperion Telecommunications, Inc.

  On May 26, 1999, Adelphia announced that it has agreed to exchange certain cable systems with Comcast Corporation and Jones Intercable, Inc. in a geographic rationalization of the companies' respective markets. As a result of this transaction, Adelphia would add approximately 440,000 subscribers in Los Angeles, California and West Palm/Fort Pierce, Florida. In exchange, Comcast and Jones would receive systems currently owned, managed or under contract to be purchased by Adelphia serving approximately 464,000 subscribers in suburban Philadelphia, Pennsylvania, Ocean County, New Jersey, Ft. Myers, Florida, Michigan, New Mexico and Indiana. All systems involved in the transactions will be valued by agreement between the parties or, following a failure to reach agreement, by independent appraisals, and any difference in relative value will be funded with cash or additional cable systems. The system exchanges are subject to customary closing conditions and regulatory approvals and are expected to close by mid-2000.

  For other recent developments regarding Adelphia, we refer you to our most recent and future filings under the Exchange Act. See "Where You Can Find More Information" on page 24.

                                  RISK FACTORS

  Before you invest in our Class A common stock, you should be aware that there are various risks associated with investing in Adelphia, including those described below. You should carefully consider these risk factors together with all of the other information included or incorporated by reference in this prospectus before you decide to purchase shares of Adelphia's Class A common stock.

High Level Of Indebtedness

  As of March 31, 1999, we owed approximately $3.6 billion and as of that date we would have owed approximately $5.6 billion after the acquisition of Century, $6.8 billion after the acquisition of Century and FrontierVision and $7.9 billion after such transactions and the acquisitions of Harron and Telesat's interests in Olympus. Our high level of indebtedness can have important adverse consequences to us and to you.

Adelphia has a substantial amount of debt. We borrowed this money to purchase and to expand our cable systems and other operations and, to a lesser extent, for investments and loans to our affiliates. At March 31, 1999, our indebtedness totaled approximately $3.6 billion. This included approximately:

 .  $2.1 billion of Adelphia Parent Company public debt. When we use the term
   "Adelphia Parent Company" in this prospectus, we are referring only to Adelphia Communications Corporation as a parent holding company entity, and not to its subsidiaries;

 . $754 million of debt owed by our subsidiaries to banks, other financial institutions and other persons; and

 . $779 million of public debt owed by Hyperion, Adelphia's subsidiary which is a competitive local exchange carrier subsidiary.

Olympus, a non-consolidated joint venture, also had approximately $550 million of debt at March 31, 1999. Olympus will be consolidated with Adelphia upon completion of Adelphia's proposed acquisition of Telesat's equity interests in Olympus. That acquisition is expected to close during the third quarter of 1999.


  We may need to refinance significant Century indebtedness that we will be assuming.

Century and its subsidiaries have substantial indebtedness. At February 28, 1999, Century and its subsidiaries had long-term debt of approximately $2.0 billion (exclusive of current maturities of $20.1 million), including approximately $1.9 billion principal amount of public indebtedness under nine indentures, $97 million of indebtedness under four credit agreements entered into by subsidiaries of Century and various banks and $80 million of indebtedness under a note agreement entered into by a subsidiary of Century.

Under the indentures for Century's public notes, the merger will require Century to make an offer to purchase the public notes if the merger results in the public notes being downgraded to a specified level by certain national rating agencies. Upon announcement of the merger, certain rating agencies announced that the Century notes were under review with a view to a downgrade to a level which would not require the Adelphia subsidiary into which Century will merge to make an offer to repurchase public notes. In the event that the public notes were to be downgraded to a level beyond that announced by the rating agencies upon disclosure of the merger, the Adelphia subsidiary into which Century will merge would be required to make an offer to repurchase the public notes at 101% of the principal amount of the notes. In the event that a significant amount of notes were tendered to Century for repurchase, this could materially decrease Adelphia's liquidity.

Without a consent from the lenders to Century's subsidiaries, the Century merger will violate certain covenants contained in the Century credit agreements. As a result, we will either secure a waiver from the lenders under these credit agreements or will refinance such credit agreements with new or existing credit facilities. Although we currently have sufficient liquidity under our existing credit facilities to refinance the borrowings under Century's credit agreements, Adelphia is seeking consents to keep some or all of such credit agreements in place. In the event that these consents cannot be obtained upon reasonable terms, we could seek to refinance some or all of them under one or more new facilities in order to preserve our existing liquidity. There can be no assurance, however, that we will be able to obtain these consents or refinance these credit agreements under any terms or on terms acceptable to Adelphia. As a result, the failure to obtain the required consents or to refinance these credit agreements could materially decrease Adelphia's liquidity.

  We may need to refinance significant FrontierVision indebtedness that we will be assuming.

On February 23, 1999, we announced our proposed acquisition of FrontierVision. FrontierVision and its subsidiaries have substantial indebtedness. At March 31, 1999, FrontierVision and its subsidiaries had nonaffiliate long-term debt of approximately $1.1 billion, including approximately $668 million owed to banks under a credit agreement and approximately $456 million owed under three indentures for public notes. We are attempting to secure consents and waivers from the lenders to permit the credit agreement to remain outstanding. As a result of the acquisition by Adelphia, the indentures for the public debt will require FrontierVision to make an offer to repurchase the public notes at 101% of the amount of the public notes. In the event that the lenders do not consent to permitting the credit agreement to remain outstanding or a significant amount of the public notes are tendered to FrontierVision for repurchase, then this could materially decrease our liquidity.


  We will need to raise significant financing for the Harron acquisition.

We will need to raise significant funds to pay for the $1.17 billion acquisition of Harron. This may result in a material amount of additional indebtedness.

The indebtedness resulting from the acquisitions of Century, FrontierVision, Harron and Telesat's interests in Olympus is reflected in Adelphia's unaudited condensed consolidated pro forma financial statements incorporated by reference in this prospectus.


  Debt service consumes a substantial portion of the cash we generate. This could affect our ability to invest in our business in the future as well as to react to changes in our industry or economic downturns.

Our high level of indebtedness can have important adverse consequences to us and to you. It requires that we spend a substantial portion of the cash we get from our business to repay the principal and interest on these debts. Otherwise, we could use these funds for general corporate purposes or for capital improvements. Our ability to obtain new loans for working capital, capital expenditures, acquisitions or capital improvements may be limited by our current level of debt. In addition, having such a high level of debt could limit our ability to react to changes in our industry and to economic conditions generally. In addition to our debt, at March 31, 1999, the Adelphia Parent Company had approximately $148 million and Hyperion had approximately $236 million of redeemable exchangeable preferred stock which contain payment obligations that are similar to Adelphia's debt obligations.

  Approximately 35% of our debt outstanding at March 31, 1999 must be paid by January 1, 2004 and all of it must be paid by 2009.

Our debt comes due at various times up to the year 2009, including an aggregate of approximately $1.3 billion as of March 31, 1999, which we must pay by January 1, 2004.

As discussed above, Century, FrontierVision and Olympus also have a substantial amount of debt. Under their current terms, these debts come due at various times up to the year 2017, including an aggregate of approximately $1.5 billion as of March 31, 1999 (December 31, 1998 as to FrontierVision and May 31, 1998 as to Century), which must be paid over the next five years.


Our Business Requires Substantial Additional Financing And If We Do Not Obtain That Financing We May Not Be Able To Upgrade Our Plant, Offer Services, Make Payments When Due Or Refinance Existing Debt

Our business requires substantial additional financing on a continuing basis for capital expenditures and other purposes including:

 . constructing and upgrading our plant and networks--some of these upgrades we must make to comply with the requirements of local cable franchise authorities;

 .  offering new services;

 .  scheduled principal and interest payments;

 .  refinancing existing debt; and

 .  acquisitions and investments.

There can be no guarantee that we will be able to issue additional debt or sell stock or other additional equity on satisfactory terms, or at all, to meet our future financing needs.

We Have Had Large Losses And We Expect This To Continue

The total convertible preferred stock, common stock and other stockholders' equity (deficiency) at March 31, 1999 was a deficit of approximately $728.4 million. Our continuing net losses, which are mainly due to our high levels of depreciation and amortization and interest expense, have created this deficiency. Our recent net losses applicable to our common stockholders were approximately as follows:

 .  fiscal year ended March 31, 1997--$130.6 million;

 .  fiscal year ended March 31, 1998--$192.7 million;

 .  nine months ended December 31, 1998--$135.8 million; and

 .  three months ended March 31, 1999--$50.3 million.

We expect to continue to incur large net losses for the next several years.

  Our earnings have been insufficient to pay for our fixed charges and preferred stock dividends.

Our earnings could not pay for our combined fixed charges and preferred stock dividends during these periods by the amounts set forth in the table below. Combined fixed charges and preferred stock dividends included substantial non-cash charges for depreciation, amortization and non-cash interest expense on some of our debts and the non-cash expense of Hyperion's preferred stock dividends:


                                            Earnings              Non-Cash
                                            --------              --------
                                           Deficiency             Charges
                                           ----------             -------
                                                     (in thousands)
fiscal year ended March 31, 1997             $ 61,848             $165,426
fiscal year ended March 31, 1998             $113,941             $195,153
nine months ended December 31, 1998          $116,899             $186,022
three months ended March 31, 1999            $ 42,585             $ 72,386

  If we cannot refinance our debt, including debt incurred in connection with the pending acquisitions of FrontierVision, Century, Harron and Telesat's interests in Olympus, or obtain new loans, we would likely have to consider various options. We cannot guarantee that any options available to us would enable us to repay our debt in full.

Historically, the cash we generate from our operating activities and borrowings has been sufficient to meet our requirements for debt service, working capital, capital expenditures and investments in and advances to our affiliates, and we have depended on additional borrowings to meet our liquidity requirements. Although in the past we have been able both to refinance our debt and to obtain new debt, there can be no guarantee that we will be able to continue to do so in the future or that the cost to us or the other terms which would affect us would be as favorable to us as current loans and credit agreements. Under these circumstances, we may need to consider various financing options, such as the sale of additional equity or some of our assets to meet the principal and interest payments we owe, negotiate with our lenders to restructure existing loans or explore other options available under applicable laws including those under reorganization or bankruptcy laws. We believe that our business will continue to generate cash and that we will be able to obtain new loans to meet our cash needs. However, the covenants in the indentures and credit agreements for our current debt provide some limitations on our ability to borrow more money.


Competition

The telecommunications services provided by Adelphia are subject to strong competition and potential competition from various sources.

  Our cable television business is subject to strong competition from several sources which could adversely affect revenue or revenue growth.

Our cable television systems compete with other means of distributing video to home televisions such as Direct Broadcast Satellite systems, commonly known as DBS systems, and Multichannel Multipoint Distribution systems, commonly known as wireless cable. Some of the regional Bell telephone operating companies and other local telephone companies are in the process of entering the video-to-home business and several have expressed their intention to enter the video-to-home business.


In addition, because Adelphia's systems are operated under non-exclusive franchises, other applicants may obtain franchises in Adelphia franchise areas. For example, some regional Bell operating companies and local telephone companies have facilities which are capable of delivering cable television service and could seek competitive franchises.

The equipment which telephone companies use in providing local exchange service may give them competitive advantages over Adelphia in distributing video to home televisions. The regional Bell operating companies and other potential competitors have much greater resources than Adelphia and would constitute formidable competition for our cable television business. We cannot predict either the extent to which competition will continue to materialize or, if such competition materializes, the extent of its effect on our cable television business.

Our cable television systems also face competition from other communications and entertainment media, including conventional off-air television broadcasting services, newspapers, movie theaters, live sporting events and home video products. We cannot predict the extent to which competition may affect us.

Adelphia's cable modem and dial up Internet access business is subject to strong competition and potential competition from a number of sources. With respect to high speed cable modem service, telephone companies are beginning to implement various digital subscriber line services (DSL) that allow high speed Internet access services to be offered over telephone lines. DBS companies offer high speed Internet access over their satellite facilities, and other terrestrial based wireless operators (e.g., MMDS) are beginning to introduce high speed access as well. With respect to dial up Internet access services, there are numerous competitive Internet Service Providers (ISPs) in virtually every franchise area. The local telephone exchange company typically offers ISP services, as do a number of other nationally marketed ISPs such as America Online, Compuserve and AT&T Worldnet. Adelphia cannot predict the extent to which competition will continue to materialize or, if such competition materializes, the extent of its effect on Adelphia's Internet access business.

  Hyperion's operations are also subject to risk because Hyperion competes principally with established local telephone carriers that have long-standing utility relationships with their customers and pricing flexibility for local telephone services.

In each of the markets served by Hyperion's networks, the competitive local exchange carrier services offered by Hyperion compete principally with the services offered by the incumbent local telephone exchange carrier company serving that area. Local telephone companies have long-standing relationships with their customers, have the potential to subsidize competitive services from monopoly service revenues, and benefit from favorable state and federal regulations. The merger of Bell Atlantic and NYNEX created a very large company whose combined territory covers a substantial portion of Hyperion's markets. Other combinations are occurring in the industry, which may have a material adverse effect on Hyperion and us.

We believe that local telephone companies will gain increased pricing flexibility from regulators as competition increases. Hyperion's operating results and cash flow could be materially and adversely affected by actions by regulators, including permitting the incumbent local telephone companies in Hyperion's markets to do the following:

 .  lower their rates substantially;

 . engage in aggressive volume and term discount pricing practices for their customers; or

 . charge excessive fees to Hyperion for interconnection to the incumbent local telephone company's networks.


  If the regional Bell telephone companies could get regulatory approval to offer long distance service in competition with Hyperion's significant customers, some of Hyperion's major customers could lose market share.

The regional Bell operating companies can now obtain regulatory approval to offer long distance services if they comply with the interconnection requirements of the federal Telecommunications Act of 1996. To date, the FCC has denied the requests for approval filed by regional Bell operating companies in Hyperion's operating areas. However, approval of such a request could result in decreased market share for the major long distance carriers which are among Hyperion's significant customers. This could have a material adverse effect on Hyperion.

  The regional Bell telephone companies continue to seek legislation that could significantly enhance their competitive position against Hyperion.

Legislation has been introduced in Congress proposing to relieve the regional Bell operating companies from the resale and unbundling requirements of the federal Telecommunications Act of 1996 with respect to high speed data services, and to otherwise facilitate the deployment of such services. The adoption of such legislation by Congress could have a material adverse effect on Hyperion.


  Potential competitors to Hyperion's telecommunications services include the regional Bell telephone companies, AT&T, MCIWorldCom and Sprint, electric utilities and other companies that have advantages over Hyperion.

Potential competitors for Hyperion include other competitive local exchange carriers, incumbent local telephone companies which are not subject to regional Bell operating companies' restrictions on offering long distance service, AT&T, MCIWorldCom, Sprint and other long distance carriers, cable television companies, electric utilities, microwave carriers, wireless telecommunications providers, including cellular and Personal Communication Services (PCS), and private networks built by large end users. Both AT&T and MCIWorldCom have announced that they have begun to offer local telephone services in some areas of the country, and AT&T recently announced a new wireless technology for providing local telephone service. In addition, the long distance carriers could build their own facilities, purchase other carriers or their facilities, or resell the services of other carriers rather than use Hyperion's services when entering the market for local exchange services.

Many of Hyperion's current and potential competitors, particularly incumbent local telephone companies, have financial, personnel and other resources substantially greater than those of Hyperion, as well as other competitive advantages over Hyperion.

We Are Subject To Extensive Regulation

  Our cable television and telecommunications businesses are heavily regulated as to rates we can charge and other matters. This regulation could limit our ability to increase rates, cause us to decrease then current rates or require us to refund previously collected fees.

The cable television industry and the provision of local telephone exchange services are subject to extensive regulation at the federal, state and local levels, and many aspects of such regulation are currently the subject of judicial proceedings and administrative or legislative proposals. In particular, the FCC adopted regulations that limit our ability to set and increase rates for our basic service package and for the provision of cable television-related equipment. The law permits certified local franchising authorities to order refunds of rates paid in the previous 12-month period determined to be in excess of the permitted reasonable rates. It is possible that rate reductions or refunds of previously collected fees may be required in the future. In addition, the FCC has commenced a proceeding to determine whether cable operators will be required to carry the digital signals of broadcast television stations. Such a requirement could require the removal of popular programming services with materially adverse results for cable operators.


Adelphia must comply with rules of the local franchising authorities to retain and renew its cable franchises, among other matters. There can be no assurances that the franchising authorities will not impose new and more restrictive requirements as a condition to franchise renewal. Similarly, Hyperion is subject to state and local regulations and in some cases must obtain appropriate certifications and/or local franchises to construct facilities and offer services. There can be no assurance that Hyperion's state and local regulators will not impose new and more restrictive requirements as a condition to renew any required certifications and franchises.

Proposals are currently before Congress and the FCC to require cable operators to provide equal access over their cable systems to other ISPs. To date, the FCC has declined to impose such requirements. This same "open access" issue is being considered by some local franchising authorities as well. Recently, a federal district court in Portland, Oregon, upheld the authority of the local franchising authority to impose an open access requirement in connection with a cable television franchise transfer and that decision has been appealed to the U.S. Court of Appeals for the Ninth Circuit. If Adelphia is required to provide such open access, it could adversely impact Adelphia's anticipated revenues from high-speed cable modem services and could complicate marketing and technical issues associated with the introduction of such services.

  The federal Telecommunications Act of 1996 may have a significant impact on our cable television and telephone businesses.

The federal Telecommunications Act of 1996 substantially changed federal, state and local laws and regulations governing our cable television and telecommunications businesses. This law could materially affect the growth and operation of the cable television industry and the cable services we provide. Although this legislation may lessen regulatory burdens, the cable television industry may be subject to new competition as a result. There are numerous rulemakings that have been and continue to be undertaken by the FCC which will interpret and implement the provisions of this law. Furthermore, portions of this law have been, and likely other portions will be, challenged in the courts. We cannot predict the outcome of such rulemakings or lawsuits or the short- and long-term effect, financial or otherwise, of this law and FCC rulemakings on us.


Similarly, the federal Telecommunications Act of 1996 removes entry barriers for all companies and could increase substantially the number of competitors offering comparable services in Hyperion's markets or potential markets. Furthermore, we cannot guarantee that rules adopted by the FCC or state regulators or other legislative or judicial initiatives relating to the telecommunications industry will not have a material adverse effect on Hyperion.

Unequal Voting Rights Of Stockholders

Adelphia has two classes of common stock--Class A common stock which carries one vote per share and Class B common stock which carries ten votes per share. Under Adelphia's Certificate of Incorporation, the shares of Class A common stock elect only one of our eight directors.

Control Of Voting Power By The Rigas Family

  The Rigas family can control stockholder decisions on very important matters.

As of June 1, 1999, the Rigas family beneficially owned shares representing about 42% of the total number of outstanding shares of both classes of Adelphia's common stock and about 77% of the total voting power of Adelphia's shares. The public holds a majority of the outstanding shares of Class A common stock, although the Rigas family also owns approximately 30% of those shares as of June 1, 1999. The Rigas family owns approximately 99% of Adelphia's shares of Class B common stock. The Rigas family also owns shares of Adelphia's 8 1/8% Series C cumulative convertible preferred stock which, if converted, would increase its voting power and beneficial ownership. The Rigas family also has agreed to acquire 4,114,549 shares of Class B common stock, and has rights to acquire up to an additional 2,057,275 shares of Class B common stock, which if purchased would increase its beneficial ownership and voting power. As a result of the Rigas family's stock ownership and an agreement among the Class B stockholders, members of the Rigas family as of June 1, 1999 have the power to elect seven of eight Adelphia directors, and if they converted their convertible preferred stock might be able to elect all eight directors. In addition, the Rigas family could control stockholder decisions on other matters such as amendments to Adelphia's Certificate of Incorporation and Bylaws, and mergers or other fundamental corporate transactions.

There Are Potential Conflicts Of Interest Between Adelphia And The Rigas Family

John J. Rigas and the other executive officers of Adelphia, including other members of the Rigas family, own other corporations and partnerships, which are managed by us for a fee. Subject to the restrictions contained in a business opportunity agreement regarding future acquisitions, Rigas family members and the executive officers are free to continue to own these interests and acquire additional interests in cable television systems. These activities could present a conflict of interest with Adelphia, such as how much time our executive officers devote to our business. In addition, there have been and will continue to be transactions between us and the executive officers or the other entities they own or have affiliations with. Our public debt indentures contain covenants that place some restrictions on transactions between us and our affiliates.

Holding Company Structure And Potential Impact Of Restrictive Covenants In Subsidiary Debt Agreements

The Adelphia Parent Company directly owns no significant assets other than stock, partnership interests and equity and other interests in our subsidiaries and in other companies. This creates risks regarding our ability to provide cash to the Adelphia Parent Company to repay the interest and principal which it owes, our ability to pay cash dividends to our common stockholders in the future, and the ability of our subsidiaries and other companies to respond to changing business and economic conditions and to get new loans.

  The Adelphia Parent Company depends on its subsidiaries and other companies in which it has investments to fund its cash needs.

The public indentures and the credit agreements for bank and other financial institution loans of our subsidiaries and other companies in which we have invested, restrict their ability and the ability of the companies they own to make payments to the Adelphia Parent Company. These agreements also place other restrictions on the borrower's ability to borrow new funds and include requirements for the borrowers to remain in compliance with the credit agreements. The ability of a subsidiary or a company in which we have invested to comply with debt restrictions may be affected by events that are beyond our control. The breach of any of these covenants could result in a default which could result in all loans and other amounts owed to its lenders becoming due and payable. Our subsidiaries and companies in which we have invested might not be able to repay in full the accelerated loans.

It Is Unlikely You Will Receive A Return On Your Shares Through The Payment Of Cash Dividends

Adelphia has never declared or paid cash dividends on any of its common stock and has no intention of doing so in the foreseeable future. As a result, it is unlikely that you will receive a return on your shares through the payment of cash dividends.

Future Sales Of Adelphia Common Stock Could Adversely Affect Its Market Price

Sales, or availability for sale, of a substantial number of shares of our common stock, including sales by any pledgees of such shares, could adversely affect the market price of Class A common stock and could impair our ability in the future to raise capital through stock offerings.


Under various registration rights agreements or arrangements, as of June 1, 1999, the Rigas family has the right, subject to some limitations, to require Adelphia to register substantially all of the shares which it owns of Class A common stock, consisting of 15,029,119 shares, Class B common stock, consisting of 10,736,544 shares and the equivalent number of shares of Class A common stock into which they may be converted, and Series C cumulative convertible preferred stock, consisting of 80,000 shares and the 9,433,962 shares of Class A common stock into which they may be converted. Among others, Adelphia has registered or agreed to register for public sale the following shares:


 . for the Rigas family--up to 11,000,000 shares of Class A common stock, 80,000 shares of Series C cumulative convertible preferred stock and the Class A common stock issuable upon conversion of the Series C cumulative convertible preferred stock;

 . for the selling stockholders receiving shares in the Verto Communications, Inc. acquisition--2,561,024 shares of Class A common stock;

 . for a Rigas family partnership--4,000,000 shares of Class A common stock purchased by it in connection with the January 14, 1999 equity offerings;

 . for the owners of FrontierVision--7,000,000 shares of Class A common stock in connection with the pending FrontierVision acquisition and 1,000,000 shares of Class A common stock held in connection with an escrow arrangement for the benefit of FrontierVision in certain circumstances if the transaction does not close;

 . for the owners of Century--approximately 48,700,000 shares of Class A common stock to be issued in connection with the pending Century acquisition;

 .  for Citizens Cable Company, under this prospectus--1,852,302 shares of Class
   A common stock to be issued in the Citizens acquisition; and

 .  for TCI Development Corporation (or its successors) -- 2,250,000 shares.

Approximately 14,904,000 shares of Class A common stock and up to 80,000 shares of Series C cumulative convertible preferred stock, including the underlying Class A common stock, have been pledged by members of the Rigas family in connection with margin loans made to members of the Rigas family. These pledgees could freely sell any shares acquired upon a foreclosure.

The Century Merger May Not Be Completed If The Required Approval Of Century's Class A Stockholders Is Not Obtained

The Century merger requires approvals from Century's stockholders and our stockholders. Although the Class B stockholders of Century and the controlling stockholders of Adelphia have agreed to vote in favor of the merger, the companies cannot be certain of the ultimate outcome of the required vote of the Class A stockholders of Century. If that vote is not obtained, the companies will not be able to complete the proposed transaction as currently structured or in a timely manner, if at all.

  The failure to satisfy conditions to completion of the acquisitions could jeopardize the acquisitions.

Even if Century's stockholders approve the Century merger, one or more of the pending acquisitions may not close unless several other conditions are met. These include:

 . receipt of all required consents of governmental authorities have been received, except where the failure to obtain any such required consent would not have a material adverse effect;

 . neither Adelphia nor the selling parties have breached any of their respective representations, warranties or covenants made in the applicable agreement; and

 .  there is no law or court order prohibiting the applicable acquisition.

Our Acquisitions And Expansion Could Involve Operational And Other Risks

Because we are experiencing a period of rapid expansion through acquisition, the operating complexity of Adelphia, as well as the responsibilities of management personnel, have increased. Our ability to manage such expansion effectively will require us to continue to expand and improve our operational and financial systems and to expand, train and manage our employee base.


The Century, FrontierVision and Harron transactions and some of our other recent acquisitions involve the acquisition of companies that have previously operated independently. We may not be able to integrate the operations of these companies without some level of difficulty, such as the loss of key personnel. There is no guarantee that we will be able to realize the benefits expected from the integration of operations from these transactions.


Because the cable systems to be acquired in the Century, FrontierVision and Harron acquisitions are in the same industry as those of Adelphia, the acquired systems will generally be subject to the same risks as those of Adelphia, such as those relating to competition, regulation, year 2000 issues and technological developments.

Purchasers Of Our Common Stock Will Incur Immediate Dilution

Persons purchasing Class A common stock will incur immediate and substantial net tangible book value dilution.

Year 2000 Issues Present Risks To Our Business Operations In Several Ways

The year 2000 issue refers to the potential inability of computerized systems and technologies to properly recognize and process dates beyond December 31, 1999. This could present risks to the operation of our business in several ways. Our computerized business applications that could be adversely affected by the year 2000 issue include:

 .  information processing and financial reporting systems;

 .  customer billing systems;

 .  customer service systems;

 .  telecommunication transmission and reception systems; and

 .  facility systems.

System failure or miscalculation could result in an inability to process transactions, send invoices, accept customer orders or provide customers with products and services. Although we are evaluating the impact of the year 2000 issue on our business and are seeking to implement necessary solutions, this process has not been completed.


There can be no assurance that the systems of other companies on which our
systems rely will be year 2000 ready.   The systems of other companies also
could become incompatible with Adelphia's systems as a result of implementation of year 2000 solutions. Our failure or a third-party's failure to become year 2000 ready, or our inability to become compatible with third parties with which we have a material relationship, including parties acquired by us, may have a material adverse effect on Adelphia, including significant service interruption or outages; however, we cannot currently estimate the extent of any such adverse effects.

Forward-Looking Statements In This Prospectus Are Subject To Risks And Uncertainties

The statements contained or incorporated by reference in this prospectus that are not historical facts are "forward-looking statements" and can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "intends" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties.


Certain information set forth or incorporated by reference in this prospectus, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Adelphia's Transition Report on Form 10-K, as amended by Form 10-K/A, for the nine months ended December 31, 1998 and in Adelphia's Form 10-Q, is forward-looking, such as information related to the effects of future regulation, future capital commitments and the effects of competition. Such forward-looking information involves important risks and uncertainties that could significantly affect expected results in the future from those expressed in any forward-looking statements made by, or on behalf of, us. These risks and uncertainties include, but are not limited to, uncertainties relating to economic conditions, the availability and cost of capital, acquisitions and divestitures, government and regulatory policies, the pricing and availability of equipment, materials, inventories and programming, technological developments, year 2000 issues and changes in the competitive environment in which we operate. Persons reading this prospectus are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements.

                                    DILUTION

   The net tangible book value of Adelphia's common stock as of March 31, 1999 was a deficit of approximately $1,884,830,000 or negative $36.13 a share. Net tangible book value per share represents the amount of Adelphia's convertible preferred stock, common stock and other stockholders' equity (deficiency), less intangible assets, divided by shares of Adelphia's common stock outstanding. Purchasers of Class A common stock will have an immediate dilution of net tangible book value which, due to our having a net tangible book value deficit, will exceed the purchase price per share. For example, in the April 28, 1999 Class A common stock offering, the purchase price of a single share initially sold to the public was $61.75 and the net tangible book value dilution per share was $82.40 based on net tangible book value as of December 31, 1998. Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of Class A common stock in an offering by Adelphia and the pro forma net tangible book value per share of the common stock immediately after completion of such offering.

                              SELLING STOCKHOLDERS

   The 1,852,302 shares offered under this prospectus have been issued to Citizens Cable Company. In connection with our acquisition of Century, we entered into a purchase agreement with Citizens where we agreed to purchase from Citizens its 50% interest in the Citizens-Century Cable Television Joint Venture. At July 29, 1999, this joint venture served approximately 91,000 basic subscribers. The purchase price for the Citizens 50% interest in the joint venture was approximately $157.5 million, which consisted of approximately $27.7 million in cash, the 1,852,302 shares of Adelphia Class A common stock being offered under this prospectus and the assumption of indebtedness. Under that purchase agreement, we agreed prior to the closing of that transaction to register the 1,852,302 shares of Class A common stock for sale under this prospectus.

   Leonard Tow is the former Chairman and Chief Executive Officer of Century and beneficially owns approximately __% of the outstanding shares of Adelphia Class A common stock. Dr. Tow is also the Chairman and Chief Executive Officer of Citizens Utilities Company which wholly owns Citizens Cable Company, and will also be appointed to serve on our board of directors.

   Neither Citizens Cable Company, nor any of its officers or directors, has held any position or office or had any material relationship with us, our predecessors or affiliates during the past three years. In addition, Citizens Cable Company may donate, pledge or transfer as gifts some or all of its shares, or it may pledge, distribute or transfer its shares for no value to other beneficial owners. This prospectus may also be used for resales by these pledgees, donees or transferees of the selling stockholder listed below or its distributees and we will identify any of those pledgees, donees or transferees in a supplement to this prospectus.

   The shares listed below represent, as of the date of this prospectus, all of the shares that Citizens Cable Company beneficially owns, the number of shares that may be offered and the number of shares that Citizens will own after the offering assuming it sells all of the shares offered under this prospectus.

   The numbers presented under "Class A Common Shares Held After Offering" and "Percent of Class A Common Shares Held After Offering" in the table below assume that all of the shares held by Citizens and being offered under this prospectus are sold, and that Citizens acquires no additional shares of common stock before the completion of this offering.

                                                                                               Percent of
                            Class A Common     Percent of                      Class A         Class A
                             Shares Held     Class A Common   Class A          Common          Common
                                Before        Shares Held     Common Shares    Shares Held     Shares Held
Name                           Offering     Before Offering   Offered Hereby   After Offering  After Offering
----                        --------------  ---------------   --------------   --------------  --------------
Citizens Cable Company           1,852,302             3.55%        1,852,302              --              --
                                 =========      ===========         =========
Total                            1,852,302             3.55%        1,852,302              --              --
                                                -----------

                                USE OF PROCEEDS

   All net proceeds from the sale of the shares will go to the stockholders who offer and sell them. We will not receive any proceeds from the sale of shares by the selling stockholders.

                              PLAN OF DISTRIBUTION

   Adelphia is registering the shares on behalf of the selling stockholders. References in this section to selling stockholders also includes any permitted pledgees, donees, transferees or other successors-in-interest identified in a supplement to this prospectus as described above. The selling stockholders may offer their shares at various times in one or more of the following transactions:

 . in transactions, which may involve crosses or block transactions, on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale;

 .  in the over-the-counter market;

 . in private transactions other than in the over-the-counter market or on an exchange;

 .  in connection with short sales of shares;

 .  by pledge to secure debts and other obligations;

 . in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or

 .  in a combination of any of the above transactions.

   The selling stockholders may sell their shares at market prices at the time of sale, at prices related to market prices, at negotiated prices or at fixed prices.

   The selling stockholders may use underwriters or broker-dealers to sell their shares. In effecting such sales, underwriters, brokers or dealers engaged by the selling stockholders may arrange for other underwriters, brokers or dealers to participate. Underwriters, brokers or dealers may purchase shares as principals for their own accounts and resell such shares pursuant to this prospectus. If this happens, the underwriters or broker-dealers will either receive discounts or commissions from the selling stockholders, or they will receive commissions from purchasers of shares for whom they acted as agents.
The selling stockholders, any underwriters, brokers, dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with these sales, and any profits realized or commissions received may be deemed underwriting compensation.

   The selling stockholders may also enter into hedging transactions with broker-dealers or other financial institutions. In connection with these transactions, broker-dealers or other financial institutions may engage in short sales of Adelphia's Class A common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery, to that broker-dealer or other financial institution, of the shares offered under this prospectus. The shares that broker-dealers or other financial institutions receive in those types of transactions may be resold under this prospectus.

   Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided they meet the criteria and conform to the requirements of that Rule.

   When a particular offering of shares is made, if required, we will distribute a prospectus supplement. This supplement will set forth the names of the selling stockholders, the aggregate amount and type of shares being offered, the number of such securities owned prior to and after the completion of any such offering, and, to the extent required, the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

   To comply with the securities law in some jurisdictions, the shares will be offered or sold in particular jurisdictions only through registered or licensed brokers or dealers. In addition, in some jurisdictions the shares may not be offered or sold unless they have been registered or qualified for sale in that jurisdictions or an exemption from registration or qualification is available and is complied with.

   To comply with rules and regulations under the Securities Exchange Act of 1934, persons engaged in a distribution of the shares may be limited in their ability to engage in market activities with respect to such shares. In addition and without limiting the foregoing, each selling stockholder will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the shares by the selling stockholders. All of these things may affect the marketability of the shares.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, as well as proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at its Regional Offices in Chicago, Illinois or New York, New York. You may obtain further information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet at the SEC's web site at http://www.sec.gov, which contains reports, proxy statements and other information regarding registrants like us that file electronically with the SEC.

   This prospectus is part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act of 1933. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits filed with the SEC. You may refer to the registration statement and its exhibits for more information.

   The SEC allows us to "incorporate by reference" into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. If we subsequently file updating or superseding information in a document that is incorporated by reference into this prospectus, the subsequent information will also become part of this prospectus and will supersede the earlier information.

   We are incorporating by reference the following documents that we have filed with the SEC:

 . our Transition Report on Form 10-K, as amended by Form 10-K/A, for the nine months ended December 31, 1998, and Items 7 and 8 of the Form 10-K for the fiscal year ended December 31, 1998 of Olympus Communications, L.P. and Olympus Capital Corporation;

 .  our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999;

 .  our Current Reports on Form 8-K for the events dated January 11, February 22,
   February 23, March 5, March 30, March 31, April 9, April 19, April 21, April 23, April 27, April 28, May 26 and June 22, 1999;

 . our definitive proxy statement dated September 11, 1998 with respect to the Annual Meeting of Stockholders held on October 6, 1998; and

 .  the description of our Class A common stock contained in:

   . our registration statement filed with the SEC under Section 12 of the Exchange Act and subsequent amendments and reports filed to update such description; and

       .  our registration statement on Form S-3 (File No. 333-78027).

   We are also incorporating by reference into this prospectus:

    . all of our future filings with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering has been completed; and

    . all of our filings made by us under the Exchange Act after the date the registration statement to which this prospectus is a part was initially filed and prior to the effective date of that registration statement.

   You may obtain a copy of any of our filings which are incorporated by reference, at no cost, by writing to or telephoning us at the following address:

                    Adelphia Communications Corporation
                    Main at Water Street
                    Coudersport, Pennsylvania  16915
                    Attention:  Investor Relations
                    Telephone:  (814) 274-9830

   You should rely only on the information provided in this prospectus or incorporated by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the first page of the prospectus. No offer of securities is being made in any state or country in which the offer or sale is not permitted.

                                    EXPERTS

   The consolidated financial statements of Adelphia and its subsidiaries as of March 31, 1998 and December 31, 1998, and for the years ended March 31, 1997 and 1998 and the nine months ended December 31, 1998, and the consolidated financial statements of Olympus and its subsidiaries as of December 31, 1997 and 1998, and for each of the three years in the period ended December 31, 1998, all incorporated in this prospectus by reference from Adelphia's Transition Report on Form 10-K for the nine months ended December 31, 1998, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

   The consolidated financial statements of FrontierVision Partners, L.P. and subsidiaries as of December 31, 1998 and 1997, and for each of the years in the three year period ended December 31, 1998, have been incorporated by reference herein and in the registration statement from Adelphia's Current Report on Form 8-K filed June 22, 1999, in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

   The consolidated financial statements of Harron Communications Corp. and subsidiaries as of December 31, 1998 and 1997 and for each of the three years in the period ended

December 31, 1998 incorporated in this prospectus by reference from Adelphia's Current Report on Form 8-K filed June 22, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

   The consolidated financial statements of Century Communications Corp. and subsidiaries as of May 31, 1998 and 1997 and for each of the three years in the period ended May 31, 1998 incorporated in this prospectus by reference from Adelphia's Current Report on Form 8-K filed on June 22, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                      Adelphia Communications Corporation


                    1,852,302 Shares of Class A Common Stock




                                   PROSPECTUS



We have not authorized any dealer, salesperson or other person to give any information or represent anything contained in this prospectus. You must not rely on any unauthorized information. This prospectus does not offer to sell nor does it solicit to buy any shares of Class A common stock in any jurisdiction where it is unlawful. The information in this prospectus is current as of _____________, 1999.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

   The following is an estimate of the expenses which will be incurred by Adelphia in connection with the issuance and distribution of the securities being registered.

                                                                                AMOUNT
SEC filing fee................................................................  $30,704
Legal fees and expenses.......................................................   10,000
Accounting fees and expenses..................................................    5,000
Miscellaneous expenses........................................................    4,296
                                                                                -------
Total.........................................................................   50,000
                                                                                =======

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


   Section 145 of the Delaware General Corporation Law provides in general that a corporation may indemnify its directors, officers, employees or agents against expenditures (including judgments, fines, amounts paid in settlement and attorneys' fees) made by them in connection with certain lawsuits to which they may be made parties by reason of their being directors, officers, employees or agents and shall so indemnify such persons against expenses (including attorneys' fees) if they have been successful on the merits or otherwise. The bylaws of Adelphia provide for indemnification of the officers and directors of Adelphia to the full extent permissible under Delaware law.

   Adelphia's Certificate of Incorporation also provides, pursuant to Section 102(b)(7) of the Delaware General Corporation Law, that directors of Adelphia shall not be personally liable to Adelphia or its stockholders for monetary damages for breach of fiduciary duty as a director for acts or omissions after July 1, 1986, provided that directors shall nonetheless be liable for breaches of the duty of loyalty, bad faith, intentional misconduct, knowing violations of law, unlawful distributions to stockholders, or transactions from which a director derived an improper personal benefit.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following is a complete list of Exhibits filed as part of this Registration Statement, which are incorporated herein:


Exhibit No.                  Reference
-----------                  ---------
  4.01             Certificate of Incorporation of Adelphia                Incorporated herein by
                   Communications Corporation                              reference is Exhibit 3.01
                                                                           to Registrant's Current
                                                                           Report on Form 8-K dated
                                                                           July 24, 1997 (File No.
                                                                           0-16104).

  4.02             Certificate of Designations for 5 1/2% Series D         Incorporated herein by
                   Convertible Preferred Stock                             reference is Exhibit 3.01
                                                                           to Registrant's Current
                                                                           Report on Form 8-K for the
                                                                           event dated April 28, 1999
                                                                           (File No. 0-16104).

 23.01             Consent of Deloitte & Touche LLP with respect to        Filed herewith.
                   financial statements of Adelphia and Olympus

 23.02             Consent of KPMG LLP with respect to financial           Filed herewith.
                   statements of FrontierVision

 23.03             Consent of Deloitte & Touche LLP with respect to        Filed herewith.
                   financial statements of Century

 23.04             Consent of Deloitte & Touche LLP with respect to        Filed herewith.
                   financial statements of Harron

 24.01             Power of Attorney (included on the signature page of    Filed herewith.
                   the registration statement)

ITEM 17.  UNDERTAKINGS

(a)  Rule 415 Offering.

     The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

     (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that paragraphs (1)(i) and (1)(ii) above do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)  Filings Incorporating Subsequent Exchange Act Documents by Reference.

   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)  Request for Acceleration of Effective Date.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this registration statement on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Coudersport, Commonwealth of Pennsylvania, on the 30th day of July, 1999.

                                   ADELPHIA COMMUNICATIONS CORPORATION

                                   By  /s/ Timothy J. Rigas
                                      -----------------------------------------
                                      Timothy J. Rigas, Executive Vice President


                               POWER OF ATTORNEY

   KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Michael J. Rigas, Timothy J. Rigas and James P. Rigas, and each of them, such person's true and lawful attorneys-in-fact and agents, with full power of substitution and revocation, for such person and in such person's name, place and stead, in any and all amendments (including post-effective amendments to this registration statement) and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

            SIGNATURES                                   TITLE                                 DATE
/s/ John J. Rigas                   Chairman, President and Chief Executive Officer       July 30, 1999
----------------------------------
JOHN J. RIGAS

/s/ Michael J. Rigas                Executive Vice President and Director                 July 30, 1999
----------------------------------
MICHAEL J. RIGAS

/s/ Timothy J. Rigas                Executive Vice President, Chief Financial             July 30, 1999
----------------------------------  Officer, Chief Accounting Officer, Treasurer
TIMOTHY J. RIGAS                    and Director

/s/ James P. Rigas                  Executive Vice President and Director                 July 30, 1999
----------------------------------
JAMES P. RIGAS

/s/ Daniel R. Milliard              Senior Vice President, Secretary and Director         July 30, 1999
----------------------------------
DANIEL R. MILLIARD

                                    Director                                              July  ___, 1999
----------------------------------
PERRY S. PATTERSON

                                    Director                                              July ___, 1999
----------------------------------
PETE J. METROS

                                    Director                                              July ___, 1999
----------------------------------
DENNIS P. COYLE

                                 EXHIBIT INDEX

Exhibit No.                  Reference
-----------                  ---------

  4.01             Certificate of Incorporation of Adelphia            Incorporated herein by
                   Communications Corporation                          reference is Exhibit 3.01 to
                                                                       Registrant's Current Report on
                                                                       Form 8-K dated July 24, 1997
                                                                       (File No. 0-16104).

  4.02             Certificate of Designations for 5 1/2% Series D     Incorporated herein by
                   Convertible Preferred Stock                         reference is Exhibit 3.01 to
                                                                       Registrant's Current Report on
                                                                       Form 8-K for the event dated
                                                                       April 28, 1999 (File No.
                                                                       0-16104).

 23.01             Consent of Deloitte & Touche LLP with respect to    Filed herewith.
                   financial statements of Adelphia and Olympus

 23.02             Consent of KPMG LLP with respect to financial       Filed herewith.
                   statements of FrontierVision

 23.03             Consent of Deloitte & Touche LLP with respect to    Filed herewith.
                   financial statements of Century

 23.04             Consent of Deloitte & Touche LLP with respect to    Filed herewith.
                   financial statements of Harron

 24.01             Power of Attorney (included on the signature page   Filed herewith.
                   to the registration statement)